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Exhibit 3.7

CERTIFICATE OF FORMATION

OF KROECK & ASSOCIATES LLC

        1.     The name of the limited liability company is Kroeck & Associates LLC.

        2.     The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

        3.     The membership interests of the limited liability company are, and shall be deemed, "securities" for purposes of the Uniform Commercial Code.

        IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Kroeck & Associates LLC this 17th day of February, 2000.

By:	/s/ PETER G. SCHULTZ
Name: Peter G. Schultz Title: Authorized Person

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  Exhibit 3.7